SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

EXPLANATORY NOTE:

This Amendment No. 1 to our annual report on Form 11-K is being filed to include the conformed signature of Deloitte & Touche LLP on the Report of Independent Registered Public Accounting Firm, which was inadvertently omitted from the original filing. The content of the report is otherwise unchanged.

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits for 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: July 1, 2013	/s/ Lisa Brummel
Lisa Brummel
Member of 401(k) Administrative Committee

Date: July 1, 2013	/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

Date: July 1, 2013	/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2012

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 26, 2013

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2012	2011

ASSETS
Cash	$4,965,226	$7,126,803
Investments held by trustee, at fair value	8,617,988,116	7,235,505,373
Receivables:
Participant loans	89,891,912	83,951,768
Other receivables	12,177,455	9,856,032

Total receivables	102,069,367	93,807,800

Total assets	$8,725,022,709	$7,336,439,976

LIABILITIES
Operating payables	$2,956,389	$2,619,877
Other payables	23,411,544	7,288,849

Total liabilities	26,367,933	9,908,726

NET ASSETS AVAILABLE FOR BENEFITS	$8,698,654,776	$7,326,531,250

See accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2012	2011

ADDITIONS
Net investment income (loss)
Interest and dividends	$94,123,219	$77,130,443
Net increase (decrease) in fair value of investments	871,446,428	(256,368,362)

Net investment income (loss)	965,569,647	(179,237,919)

Contributions and transfers in
Participant contributions	666,562,569	602,090,250
Employer contributions	213,079,218	193,289,956
Transfers in	9,807,433	2,281,507

Total contributions and transfers in	889,449,220	797,661,713

Total additions	1,855,018,867	618,423,794

DEDUCTIONS
Benefits paid to participants	482,895,341	381,181,636

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,372,123,526	237,242,158

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,326,531,250	7,089,289,092

End of year	$8,698,654,776	$7,326,531,250

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; Microsoft Licensing, GP; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Twisted Pixel Games. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. MSNBC Interactive News, LLC (“MSNBC”) was included in the Plan through July 13, 2012 at which point it was no longer considered a participating employer due to Microsoft’s divestiture of its 50% share in the MSNBC joint venture. No forced distributions of former MSNBC employee assets has occurred but these former employees are no longer eligible to participate in the Plan. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan Document for more complete information.

Accounting Principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Eligibility: Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Recasting of Certain Prior Period Information: We have recast certain prior period amounts within Note 6 to conform to the current year presentation.

Contributions:

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1 percent to 50 percent of their eligible compensation per pay period, subject to regulatory limitations. Participants may also contribute from 1 percent to 7 percent of their eligible compensation per pay period in after-tax non-Roth contributions to the Plan. Participants reaching age 50 or older by the end of the Plan year and who are making the maximum regular employee pre-tax and/or after-tax Roth elective contributions to the Plan may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis of 1 percent to 75 percent of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Employer Contributions

The Company makes a pre-tax matching contribution of $0.50 for every $1.00 (up to a 6 percent combined pre-tax and after-tax Roth contribution rate) contributed. Participants are matched only on pre-tax and after-tax Roth contributions and do not receive a match on after-tax non-Roth contributions or catch-up contributions. The maximum Company match is 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Sentillion Inc. and Skype Inc. were acquired by the Company in 2010 and 2011, respectively, and their plan assets merged within the Plan during 2012. The merged amounts are included as transfers in on the Statement of Changes in Net Assets Available for Benefits.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer that is established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on contributions invested in Microsoft Common Stock and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Participant Accounts: Each participant’s account is credited with the allocation of (a) the Participant elective deferrals (i.e. participant contributions) and the Company’s matching contribution (i.e. employer contributions) and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may withdraw all, or any portion, of the balance in their accounts after reaching age 59 1/2. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Management Trust Company (“Fidelity”), the Plan trustee. These reimbursements are in turn used to pay the trustee for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, Domestic Relations Order qualifications, and dividend checks. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties: The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates. The Plan has no contingent assets or liabilities.

Valuation of Investments: Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans: Participant loans are recorded at principle balance and participant loans deemed distributed due to default are included in Benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits.

Other Receivables and Payables: Other receivables consist primarily of unsettled trades and accrued interest. Other payables consist primarily of unsettled trades.

Recently Adopted Accounting Guidance: On January 1, 2012, we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) on accounting and disclosure requirements related to fair value measurements. The guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. Adoption of this new guidance did not have a material impact on the Plan’s financial statements.

Recent Accounting Guidance Not Yet Adopted: In December 2011, the FASB issued guidance enhancing disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement, or similar agreements. The new guidance will be effective for the Plan beginning January 1, 2013. Other than requiring additional disclosures, we do not anticipate material impacts on the Plan’ financial statements upon adoption.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity, trustee of the Plan. Participants are responsible for deciding in which of the investment options their Plan assets will be invested and can choose any of the investments offered. Full descriptions of the investments can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all investments except Microsoft Common Stock).

The balances of investments held by the Trustee, other than separately managed accounts, which represented 5 percent or more of net assets available for benefits as of either December 31, 2012 or December 31, 2011, are as follows:

December 31,	2012		2011
Fidelity Growth Company Fund	$859,265,382		$685,010,872
Fidelity Contrafund	$820,684,785		$689,204,966
Microsoft Common Stock	$692,033,346		$685,134,023
Vanguard Institutional Index Fund	$674,165,401		$563,426,564
BlackRock LifePath Index 2030	$482,225,805			*
BlackRock LifePath Index 2040	$468,022,857			*
Fidelity Institutional Money Market Fund		*	$381,175,900

*	Balance was less than 5 percent of the Plan’s net assets available for benefits

During 2012 and 2011, the net appreciation (depreciation) in the fair value of investments was as follows:

Year Ended December 31,	2012	2011
Mutual funds	$391,597,100	$(34,813,346)
Separately managed accounts	355,236,000	(147,857,329)
Collective trusts	86,520,645	(8,193,648)
Microsoft Common Stock	21,058,957	(49,785,122)
Brokerage accounts	17,033,726	(15,718,917)

Total net appreciation (depreciation) in fair value of investments	$871,446,428	$(256,368,362)

NOTE 3: PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the outstanding balance of all other outstanding loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months from the first payment date. The term of a General Loan may not exceed five years or be less than 12 months from the first payment date.

The interest rate for loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2012 was 4.25 percent to 9.44 percent, maturing at various dates through February 2028. The range of interest rates for outstanding General Loans as of December 31, 2012 was 4.25 percent to 9.25 percent, maturing at various dates through January 2018.

Loan repayments are made through after-tax, semi-monthly payroll deductions. Employees who are terminated have 60 days to elect to continue to make loan repayments or payoff the loan in full. Failure of the employee to establish a loan repayment service or payoff the loan in full during this 60-day window results in a default of the loan, which is taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated August 6, 2010, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from November 30, 2007 through December 18, 2009, and the trust agreement adopted on June 2, 2004. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

Accounting principles generally accepted in the United States of America (“GAAP”) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2012 and 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We continue to be subject to examination by the IRS for tax years 2004 to 2012.

NOTE 5: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. At December 31, 2012 and December 31, 2011, the Plan held 25,909,439 shares of Microsoft Common Stock valued at $692,033,346 and 26,391,912 shares of Microsoft Common Stock valued at $685,134,023, respectively. During the years ended December 31, 2012 and December 31, 2011, the Plan recorded Microsoft Common Stock dividend income of $20,995,835 and $17,999,224, respectively.

NOTE 6: FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. treasuries, domestic and international equities, and exchange-traded mutual funds. Our Level 1 derivative assets include those traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Collective Trusts are valued using the net asset value provided by the trustee in order to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Were the Plan to initiate a full redemption of the Collective Trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Our Level 2 non-derivative investments consist primarily of Collective Trusts, and mutual funds in our separately managed accounts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. At December 31, 2012 and December 31, 2011, the Plan did not hold any financial instruments in Level 3.

Financial Instruments Measured at Fair Value

December 31, 2012	Level 1	Level 2	Total

Mutual funds
Fidelity Contrafund (primarily equity-based)	$820,684,785	0	$820,684,785
Fidelity Growth Company Fund (primarily equity-based)	859,265,382	0	859,265,382
Fidelity Institutional Money Market Fund	402,466,358	0	402,466,358
PIMCO Inflation Response Multi-Asset Response (primarily bond-based)	11,408,472	0	11,408,472
Vanguard Growth Index Fund (primarily equity-based)	188,937,013	0	188,937,013
Vanguard Institutional Index Fund Plus (primarily equity-based)	674,165,401	0	674,165,401
Vanguard Short-Term Bond Index Fund (primarily bond-based)	289,421,388	0	289,421,388
Vanguard Small-Cap Growth Index Fund (primarily equity-based)	388,738,495	0	388,738,495
Vanguard Value Index Fund Institutional (primarily equity-based)	322,016,666	0	322,016,666
Microsoft Common Stock	692,033,346	0	692,033,346
Collective trusts – LifePath Funds	0	1,323,905,299	1,323,905,299
Separately managed accounts
Artisan Mid Cap Account
Common stock	590,570,579	0	590,570,579
Other	27,569,058	0	27,569,058
Oakmark Equity & Income Account
Cash	204,392	0	204,392
PIMCO Total Return Account
Mutual funds	294,323	540,366,741	540,661,064
Russell International Growth Account
Common stock	517,157,689	0	517,157,689
Other	17,296,400	(77,890)	17,218,510
Russell International Value Account
Common stock	326,022,723	0	326,022,723
Other	17,344,093	1,964,876	19,308,969
Russell Small/Mid Cap Value Account
Common stock	319,512,672	0	319,512,672
Other	9,351,272	0	9,351,272
Brokerage accounts
Mutual funds	123,297,146	5,840,606	129,137,752
Certificates of deposit	0	2,998,476	2,998,476
U.S Government notes and bonds	1,036,005	10,667	1,046,672
Corporate notes and bonds	0	1,067,114	1,067,114
Common & preferred stock	141,442,449	888,072	142,330,521
Derivatives	0	788,048	788,048

Total	$6,740,236,107	$1,877,752,009	$8,617,988,116

December 31, 2011	Level 1	Level 2	Total

Mutual funds
Fidelity Contrafund (primarily equity-based)	$689,204,965	$0	$689,204,965
Fidelity Growth Company Fund (primarily equity-based)	685,010,872	0	685,010,872
Fidelity Institutional Money Market Fund	381,175,900	0	381,175,900
Vanguard Growth Index Fund (primarily equity-based)	137,532,539	0	137,532,539
Vanguard Institutional Index Fund Plus (primarily equity-based)	563,426,564	0	563,426,564
Vanguard Short-Term Bond Index Fund (primarily bond-based)	276,184,242	0	276,184,242
Vanguard Small-Cap Growth Index Fund (primarily equity-based)	309,679,346	0	309,679,346
Vanguard Value Index Fund Institutional (primarily equity-based)	267,373,880	0	267,373,880
Microsoft Common Stock	685,134,023	0	685,134,023
Collective trusts – LifePath Funds	0	557,834,174	557,834,174
Separately managed accounts
Artisan Mid Cap Account
Common stock	480,950,412	0	480,950,412
Other	24,999,878	0	24,999,878
Oakmark Equity & Income Account
Common stock	324,173,514	0	324,173,514
Other	104,477,320	50,343,951	154,821,271
PIMCO Total Return Account
Mutual funds	463,590	435,838,287	436,301,877
Russell International Growth Account
Common stock	431,666,551	0	431,666,551
Other	15,089,202	(155,264)	14,933,938
Russell International Value Account
Common stock	280,707,681	0	280,707,681
Other	10,546,393	5,408,793	15,955,186
Russell Small/Mid Cap Value Account
Common stock	280,474,898	0	280,474,898
Other	13,134,413	0	13,134,413
Brokerage accounts
Mutual funds	105,781,651	2,665,597	108,447,248
Certificates of deposit	0	2,989,855	2,989,855
U.S Government notes and bonds	1,137,653	16,101	1,153,754
Corporate notes and bonds	0	705,624	705,624
Municipal bonds	0	5,751	5,751
Common & preferred stock	110,262,507	530,806	110,793,313
Derivatives	0	733,704	733,704

Total	$6,178,587,994	$1,056,917,379	$7,235,505,373

No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011.

NOTE 7: DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2012 and 2011. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 6.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 which is the annual return/report for the Microsoft Corporation Savings Plus 401(k) Plan:

December 31,	2012	2011

Net assets available for benefits per the financial statements	$8,698,654,776	$7,326,531,250
Less benefits payable	(2,548,528)	(1,911,951)

Net assets available for benefits per the Form 5500	$8,696,106,248	$7,324,619,299

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,	2012	2011

Benefits paid to the participants per the financial statements	$482,895,341	$381,181,636
Plus change in benefits payable at year end	636,577	338,619

Benefits paid to the participants per the Form 5500	$483,531,918	$381,520,255

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31 but had not been paid as of that date.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2012

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink	277,368,583		277,368,583

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	16,936,869		191,894,722
BlackRock LifePath Index 2030	41,678,981		482,225,805
BlackRock LifePath Index 2040	39,797,862		468,022,857
BlackRock LifePath Index 2050	10,081,047		120,166,084
BlackRock LifePath Index Retirement	5,554,178		61,595,831

EMPLOYER STOCK
Microsoft Common Stock *	25,909,439		692,033,346

MUTUAL FUNDS
Fidelity Contrafund *	10,588,115		820,684,785
Fidelity Growth Company Fund *	9,211,679		859,265,382
Fidelity Institutional Money Market Fund *	402,466,358		402,466,358
PIMCO Inflation Response	1,115,198		11,408,472
Vanguard Growth Index Fund	5,156,578		188,937,013
Vanguard Institutional Index Fund	5,164,831		674,165,401
Vanguard Short-Term Bond Index Fund	27,226,847		289,421,388
Vanguard Small-Cap Growth Index Fund	15,506,123		388,738,495
Vanguard Value Index Fund	14,043,466		322,016,666

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Mutual Funds
SSBK GOVT STIF FUND	30,068,921		27,425,559
Publicly-traded Common Stock
AGILENT TECHNOLOGIES INC	253,400		10,399,536
ALEXION PHARMACEUTICALS	80,800		7,579,848
ALTERA CORP	238,100		8,200,164
AMETEK INC NEW	125,700		4,722,549
ANSYS INC	98,200		6,612,788
APPLIED MATERIALS INC	716,500		8,196,760
ARES CAPITAL CORP	426,700		7,467,250
ARIAD PHARMACEUTICALS INC	337,100		6,465,578
ARM HOLDINGS PLC SPON ADR	439,700		16,633,851
ATHENAHEALTH INC	158,100		11,612,445
BORGWARNER INC	139,349		9,980,175
CABOT OIL & GAS CORP	102,700		5,108,298

CAMERON INTL CORP	112,500	6,351,750
CEPHEID INC	334,100	11,295,921
CERNER CORP	204,806	15,901,138
CHART INDUSTRIES INC	95,800	6,386,986
CHIPOTLE MEXICAN GRILL	23,891	7,106,617
CIGNA CORP	232,100	12,408,066
CITRIX SYSTEMS INC	73,300	4,819,475
COACH INC	168,100	9,331,231
CONCUR TECHNOLOGIES INC	185,500	12,524,960
CORE LABORATORIES NV	39,900	4,367,894
CUMMINS INC	17,100	1,852,785
DAVITA HEALTHCARE PARTNER	77,200	8,532,916
DISCOVER FIN SVCS	505,000	19,538,450
DRESSER RAND GROUP INC	166,825	9,365,556
FLIR SYSTEMS INC	188,400	4,203,204
FOSSIL INC	128,200	11,935,420
HDFC BANK LTD SPON ADR	75,500	3,074,360
HMS HOLDINGS CORP	100,200	2,597,184
IHS INC CL A	220,700	21,187,200
ILLUMINA INC	67,400	3,746,766
INCYTE CORP	180,700	3,001,427
INTUITIVE SURGICAL INC	6,189	3,034,900
IPG PHOTONICS CORP	200,400	13,356,660
ISIS PHARMACEUTICALS CO	225,400	2,357,684
LIMITED BRANDS INC	205,400	9,666,124
LINKEDIN CORP CL A	81,600	9,369,312
LKQ CORP	631,262	13,319,628
LULULEMON ATHLETICA INC	103,200	7,866,936
MEAD JOHNSON NUTRITION CO	103,100	6,824,189
MERCADOLIBRE INC	71,800	5,649,152
METTLER-TOLEDO INTL INC	66,900	12,931,770
MICROS SYSTEMS INC	94,300	4,002,092
NOBLE ENERGY INC	103,400	10,519,916
OCEANEERING INTL INC	115,300	6,201,987
ONYX PHARMACEUTICALS INC	37,100	2,802,163
OWENS CORNING INC	266,400	9,854,136
PALL CORP	100,000	6,026,000
PALO ALTO NETWORKS INC	24,700	1,321,944
PRECISION CASTPARTS CORP	47,878	9,069,051
RALPH LAUREN CORP	79,700	11,948,624
RED HAT INC	155,405	8,230,249
REGENERON PHARMACEUTICALS	144,400	24,702,508
ROCKWELL AUTOMATION INC	114,800	9,642,052
ROPER INDUSTRIES INC	43,640	4,864,987
SALESFORCE.COM INC	79,100	13,296,710
SERVICENOW INC	41,500	1,246,245
STARWOOD HTLS & RESRT WRL	112,200	6,435,792
TERADATA CORP	160,200	9,914,778
TESLA MOTORS INC	153,300	5,192,271
TRACTOR SUPPLY CO.	108,100	9,551,716

TRIMBLE NAVIGATION LTD	257,623	15,400,703
ULTA SALON COSMETICS & FR	96,600	9,491,916
UNDER ARMOUR INC CL A	91,000	4,416,230
URBAN OUTFITTERS	55,800	2,196,288
VERISK ANALYTICS INC	303,000	15,453,000
VMWARE INC CL A	124,500	11,720,430
WILLIAMS-SONOMA INC	83,900	3,672,303
WOODWARD INC	131,800	5,025,534
WORKDAY INC	29,900	1,629,550
Artisan Mid Cap Account Total		618,139,637

Oakmark Equity & Income Account Total	204,392	204,392

PIMCO Total Return Account
Mutual Funds
HIGH YIELD PORTFOLIO INST	1,323,230	10,360,887
PAPS SR FLOATNG RATE PORT	85,557	864,124
PIMCO ASSET BACK SECS POR	1,004,454	11,641,626
PIMCO EMMERG MKTS FD INST	1,578,741	16,939,892
PIMCO INTL PORT FUND(UNLI	9,070,928	42,996,197
PIMCO INV GRD PORT(UNLST)	7,284,313	82,458,426
PIMCO MTG PORT INSTL CL(U	15,173,541	166,302,015
PIMCO MUNI SECTR PORT INS	628,046	5,633,575
PIMCO REAL RETRN BD FD IN	7,594,042	74,801,318
PIMCO SHORT TERM PORT INS	1,136,582	10,786,162
PIMCO SHORT TM FLT NAV PO	3,792,672	37,977,822
PIMCO US GOVT SECTOR PORT	8,478,610	79,614,146
SSBK GOVT STIF FUND	284,938	284,874
PIMCO Total Return Account Total		540,661,064

Russell International Growth Account
Derivative contracts – Futures
CAC40 10 EURO FUT JAN13 C	20	600
DAX INDEX FUT MAR13 GXH3	4	3,012
EURO STOXX 50 FUT MAR13 V	77	(9,828)
FTSE 100 IDX FUT MAR13 Z	29	(23,512)
FTSE/MIB INX FUT MAR13 ST	3	3,745
HANG SENG INDEX FUT JAN13	4	2,175
IBEX 35 INDEX FUT JAN13 I	3	1,954
S&P/TSX 60 IX FUT MAR13 P	10	19,570
SPI 200 FUT MAR13 XPH3	10	9,227
TOPIX INDX FUT MAR13 TPH3	27	219,138
Forward Currency Contract
CURRENCY CONTRACT – AUD	1,368,086	(15,995)
CURRENCY CONTRACT – CAD	1,848,882	(14,120)
CURRENCY CONTRACT – EUR	5,165,771	98,160
CURRENCY CONTRACT – JPY	299,206,031	(158,554)
CURRENCY CONTRACT – USD	(73,662,046)	12,619
Mutual Funds
SSBK GOVT STIF FUND	18,022,295	18,020,493

Publicly-traded Common Stock
AAC TECH HLDGS INC	69,000	241,251
AAREAL BANK AG	15,147	314,094
ABB LTD (REG) (SWIT)	113,309	2,322,794
ABERDEEN ASSET MGMT PLC	252,515	1,535,994
ABSA GROUP LTD	32,253	623,945
ADIDAS AG	39,366	3,498,544
AFREN PLC	256,374	545,988
AFRICAN MINERALS LTD (UK)	127,110	656,102
AGILE PROPERTY HLDGS LTD	1,194,000	1,679,119
AIA GROUP LTD	1,081,024	4,219,018
AIRASIA BHD	1,318,325	1,181,233
AIXTRON SE	111,651	1,308,531
ALMACENES EXITO SA	72,789	1,462,371
AMADEUS IT HLDGS SA CL A	269,982	6,788,710
AMERICA MOVIL SPON ADR SE	19,100	441,974
AMVIG HOLDINGS LIMITED	3,242,330	1,183,844
ANGLO AMER PLC (UK)	51,969	1,598,935
ANHANGUERA EDU PARTICIPAT	70,426	1,189,073
ANHEUSER BUSCH INBEV NV	19,673	1,707,095
ANTOFAGASTA PLC	36,510	785,247
ARCELIK AS	56,637	371,453
ARM HOLDINGS PLC	457,690	5,710,038
ASM PACIFIC TECH LTD	130,375	1,586,195
ASML HOLDING NV (EURO)	7,145	452,690
ASOS PLC	21,740	950,341
ASPEN PHARMACARE HLDGS PL	27,109	540,421
ASTELLAS PHARMA INC	23,500	1,051,105
AURIZON HOLDINGS LTD	210,630	818,045
AXA SA	146,430	2,580,292
AXIATA GROUP BERHAD	189,100	407,511
AYALA LAND INC	2,642,145	1,702,015
B2GOLD CORPORATION	173,290	620,199
BAIDU INC SPON ADR	13,372	1,341,078
BANCO DO BRASIL SA	38,100	476,366
BANCO SANTANDER BRASIL SA	87,125	646,845
BANCO SANTANDER SA (SPAIN	284,215	2,288,413
BANK CENTRAL ASIA	579,545	547,223
BANK OF NOVA SCOTIA(USD)	32,782	1,916,215
BANK RAKYAT INDONESIA TBK	613,500	442,420
BARLOWORLD LTD	40,177	414,684
BARRICK GOLD CORP (USA)	44,190	1,547,092
BAYER AG	130,283	12,362,711
BEBIDAS DAS AM(CIA) PFD S	13,400	569,140
BEIERSDORF AG	76,629	6,258,942
BEIJING ENTERPRISES HLDGS	86,000	560,326
BELLE INTERNATION HLDGS	1,097,000	2,380,583
BG GROUP PLC	203,721	3,350,713
BHP BILLITON LTD	53,049	2,043,792
BHP BILLITON SPON ADR(AUS	17,728	1,390,584

BIC	11,406	1,359,799
BMW AG (BAYER MTR WKS) (G	4,994	480,742
BR MALLS PARTICIPACOES SA	104,650	1,381,022
BR PROPERTIES SA	125,255	1,559,952
BRAZIL PHARMA SA	65,587	461,271
BRENNTAG AG	9,271	1,216,750
BRIDGESTONE CORP	103,960	2,687,948
BS FINANCIAL GROUP INC	41,400	527,406
BURBERRY GROUP PLC	78,052	1,564,608
CAE INC	119,635	1,211,144
CAMECO INC	133,735	2,650,747
CANAD NATL RAIL CO (USD)	63,620	5,790,056
CANON INC	42,300	1,664,951
CATAMARAN CORP	24,619	1,159,801
CEMEX SAB DE CV SPON ADR	63,300	624,771
CEMIG NON-VTG PREF SPON A	—	25,959
CETIP SA MERCADOS ORGANIZ	41,600	517,255
CHINA CONSTRUCTION BANK H	1,355,450	1,087,739
CHINA LONGYUAN POWER GROU	2,811,000	1,943,911
CHINA MERCHANTS BANK CO H	117,000	258,127
CHINA MOBILE LIMITED	68,000	791,784
CHINA RESOURCES LAND LTD	762,000	2,074,379
CHINA UNICOM (HONG KONG)	1,372,000	2,198,500
CHINATRUST FI(JPMS)(CWT)3	971,823	573,431
CHIPBOND TECH WT 11/21/22	151,500	297,631
CHRISTIAN HANSEN HLDGS SA	38,570	1,253,527
CLUB MEDITERRANEE SA	76,323	1,347,935
CNOOC LTD	415,000	898,443
COGNIZANT TECH SOLUT CL A	6,950	514,648
COLOPLAST AS CL B	15,220	744,534
COMPASS GROUP PLC	821,412	9,673,985
COPA HOLDINGS SA CL A	23,880	2,374,866
CORE LABORATORIES NV	7,610	831,849
COVIDIEN PLC	20,999	1,212,482
CP ALL PCL NVDR	270,370	406,306
CREDICORP LTD (USA)	9,670	1,417,235
CREDIT SUISSE GROUP AG	78,575	1,912,294
CSR CORP LTD H	469,000	409,044
CYBER AGENT INC	762	1,556,807
DAIICHI SANKYO CO LTD	58,700	895,728
DANONE NEW	78,333	5,159,960
DANSKE BK AS	69,558	1,177,082
DENSO CORP	228,400	7,837,862
DIAGEO PLC	77,334	2,244,923
DSV DE SAMMENSLUT VOGN	51,593	1,329,919
DUFRY GROUP	4,731	618,627
ECORODOVIAS INFRAEST E LO	43,400	366,701
ELAN CORP PLC ADR	53,457	545,796
ELECTROLUX AB SER B	69,479	1,821,605
ELEKTA AB SER B	118,636	1,849,825

EMAAR PROPERTIES	333,600	340,594
ENI SPA	66,081	1,599,681
ESSILOR INTL SA(FRAN)	26,753	2,684,466
EXPERIAN PLC	116,926	1,861,416
FANUC CORPORATION	4,564	838,678
FENNER (JH) PLC	62,163	400,186
FIBRA UNO ADMINISTRACION	274,310	827,622
FINNING LTD	38,618	953,900
FIRST CASH FIN SRVS INC	7,100	352,302
FOMENTO ECONO MEX(FEMSA)S	5,910	595,137
FRESENIUS SE & CO KGAA	13,006	1,495,269
FRESNILLO PLC	49,048	1,471,616
GALAXY ENT GROUP LTD	126,000	493,378
GAZPROM O A O SPON ADR (U	72,625	687,033
GERDAU SA SPON ADR	53,740	483,123
GJENSIDIGE FORSIKRING ASA	74,404	1,062,962
GLAXOSMITHKLINE PLC	40,529	886,803
GN STORE NORDIC LTD	70,067	1,014,009
GOLDEN EAGLE RETAIL GROUP	275,250	677,573
GREATVIEW ASEPTIC PACK CO	2,193,240	1,185,635
GRIFOLS	49,853	1,734,579
GRUPO FINANCIERO BANORTE	107,800	695,939
GRUPO TELEVISA (CPO) SPON	32,700	869,166
GUDANG GARAM PT(DEMAT)	255,690	1,493,681
HDFC BANK LTD SPON ADR	61,575	2,507,334
HEINEKEN NV	84,849	5,652,460
HENGAN INTL GRP CO LTD	220,500	1,989,972
HENNES & MAURITZ AB B	165,217	5,703,577
HIWIN TECHNOLOGIES CORP	210,000	1,538,964
HOLCIM LTD (REG)	19,792	1,447,641
HON HAI PRECISI(CITI) CWT	205,000	627,026
HON HAI PRECISION IND CO	746,700	2,283,903
HSBC HLDGS PLC (UK REG)	909,456	9,557,079
HSBC HLDGS PLC SPON ADR	42,716	2,266,938
HYUNDAI GLOVIS CO LTD	7,751	1,625,055
HYUNDAI MOTOR CO	21,274	4,405,248
IBJ LEASING CO LTD	32,240	897,220
ICICI BANK LTD SPONS ADR	112,430	4,903,072
IMAX CORPORATION (USD)	18,200	409,136
IMPERIAL TOBACCO GROUP PL	44,114	1,700,515
INDOFOOD SUKSES MAKMR (DE	758,000	460,109
INDUSTRIAL & COM BK OF CH	2,803,000	1,989,008
INFINEON TECHNOLOGIES AG	112,676	911,546
ING GROEP NV CVA	574,341	5,352,954
INGENICO	18,620	1,056,831
INPEX CORP	945	4,990,333
INTACT FINL CORP	5,179	337,231
ITAU UNIBANCO HLDG SA SPO	154,719	2,570,531
ITAU UNIBANCO HOLDING SA	41,875	689,572
ITC LTD (UBS) (CWT) 05/02	90,400	472,555

JAZZ PHARMA PLC	15,466	822,791
JERONIMO MARTINS & FILHO	61,470	1,184,605
JIANGXI COPPER CO LTD H	185,000	486,914
JULIUS BAER GRUPPE AG	146,898	5,192,382
KASIKORNBANK PCL NVDR	123,600	781,333
KB FIN GROUP INC ADR	7,800	284,985
KOMATSU LTD	82,100	2,069,676
KROTON EDUCACIONAL SA	17,100	386,264
KUEHNE & NAGEL INTL AG RE	18,160	2,184,005
LAWSON INC	48,300	3,272,592
LG CHEMICAL LTD	2,081	653,467
LI & FUNG LTD	3,198,000	5,644,367
LINDE AG	45,272	7,887,895
LOCALIZA RENT A CAR SA	18,500	338,828
LOTTOMATICA SPA	18,930	429,770
LUKOIL OIL CO SPONS ADR (	12,428	824,440
LULULEMON ATHLETICA INC	5,600	426,888
LVMH	32,790	6,007,425
M3 INC	821	1,305,867
MAGNIT OJSC (USD)	300	47,391
MAGNIT OJSC GDR REGS	39,184	1,571,278
MAIL.RU GROUP GDR 144A	15,078	520,191
MANULIFE FIN CORP (USD)	170,176	2,312,692
MARCOPOLO SA (PN)	74,300	475,919
MARUTI SUZKI(UBSAG)(CWT)2	24,300	659,951
MEDIATEK INC (UBS) (ELN)	36,100	401,801
MELLANOX TECH LTD (USA)	10,460	621,115
METHANEX CORP	63,025	2,007,271
METROPOLITAN BANK & TR CO	288,268	716,107
MICHAEL KORS HOLDINGS LTD	16,110	822,093
MILLICOM INTL CELL SA SDR	16,700	1,444,492
MONOTARO CO LTD	29,780	957,662
MTN GROUP LTD	29,778	623,836
MULTIPLUS SA	20,970	488,737
NAGACORP LTD	405,325	245,783
NASPERS LTD N SHS	7,327	469,481
NATIONAL GRID PLC	135,168	1,575,419
NESTLE SA (REG)	169,383	11,037,257
NEW GOLD INC	30,270	335,048
NEW GOLD INC(US)	21,800	240,454
NEW ORIENTL ED&TECH GR IN	23,770	461,851
NEWCREST MINING LTD	60,851	1,401,570
NHN CORP	987	211,141
NICE SYSTEMS LTD SPON ADR	43,729	1,464,047
NINE DRAGONS PAPER (HLDGS	331,000	300,163
NOVO-NORDISK AS CL B	18,331	2,972,305
ODONTOPREV SA	104,990	550,204
OUTOTEC OYJ	42,076	2,353,154
OVERSEA-CHINESE BKG LTD	180,000	1,433,752
PACIFIC RUBIALES ENERGY	43,290	1,005,762

PARTNERS GROUP HOLDING AG	5,601	1,293,316
PERNOD-RICARD	16,604	1,916,374
PETROBRAS SA SPONS ADR	41,300	804,111
PETROCHINA CO H SPON ADR	2,550	366,639
PHILIP MORRIS INTL INC	67,440	5,698,006
PING AN INSURANCE CO H	410,000	3,433,043
PIRELLI & CO	96,389	1,101,164
POSCO SPON ADR	7,300	611,728
PRADA SPA	238,900	2,279,318
PRUDENTIAL PLC	201,039	2,826,531
PTT PCL NVDR	53,700	582,437
QUALICORP SA	120,780	1,251,157
RAKUTEN INC (TOKYO)	181,800	1,419,608
RANDSTAD HOLDINGS NV	162,353	5,958,552
RECKITT BENCKISER GROUP P	26,806	1,689,111
RICHEMONT CIE FINANCIERE	39,182	3,058,651
RIO TINTO PLC (REGD)	36,277	2,069,333
RIO TINTO PLC SPON ADR	10,810	627,953
ROCHE HLDGS GENUSSSCHEINE	10,082	2,028,194
ROLLS-ROYCE HOLDINGS PLC	319,430	4,532,575
ROTORK PLC	10,720	443,189
SACI FALABELLA	79,352	815,482
SAFRAN (SOCIETE D APPLICA	66,440	2,858,499
SAIPEM SPA	16,085	622,080
SALVATORE FERRAGAMO ITAL	38,593	847,655
SAMSONITE INTL S.A.	531,435	1,095,665
SAMSUNG ELEC VTG GDR 144A	763	539,590
SAMSUNG ELEC VTG GDR REGS	3,679	2,601,772
SAMSUNG ELECTRONICS CO	4,331	6,217,740
SAMSUNG ENG CO LTD	1,230	194,854
SAMSUNG HEAVY INDS CO LTD	15,450	567,224
SANDS CHINA LTD	302,694	1,325,850
SAP AG	124,999	10,013,391
SBERBANK OF RUSSIA (USD)	270,368	822,290
SBERBANK RUSSIA GDR 144A	3,200	39,488
SBERBANK-SPONSORED ADR	86,680	1,066,164
SCHNEIDER ELECTRIC SA	79,650	5,764,498
SCOR SE	57,255	1,542,460
SEADRILL LTD (NORW)	10,960	400,912
SEMBCORP IND LTD	463,000	1,989,890
SEMEN INDONESIA PERSERO T	411,000	675,938
SENSATA TECH HOLDG BV	36,554	1,187,274
SHIN-ETSU CHEMICAL CO LTD	121,900	7,358,885
SHIONOGI & CO LTD	23,915	396,674
SHIP HEALTHCARE HLDGS INC	4,574	121,167
SHOPRITE HLDGS LTD	20,164	486,410
SIMPLO TECH (HSBC)(CWT) 6	41,410	208,012
SM INVESTMENTS CORP	55,090	1,183,375
SMC CORP	10,500	1,885,843
SOC QUIMICA Y MIN CH PFD	17,670	1,018,499

SOFTBANK CORP	55,000	1,993,421
SOUTHERN COPPER CORP	13,000	492,180
STANDARD CHARTERED PLC (U	515,069	13,165,535
SUGI HOLDINGS CO LTD	34,175	1,199,192
SUNCOR ENRGY INC	95,945	3,161,349
SYNGENTA AG (SWIT)	2,614	1,047,715
TAIHEIYO CEMENT CORP	697,000	1,898,678
TAIWAN SEMIC MFG CO SP AD	533,055	9,147,224
TATA MOTORS LTD SPON ADR	24,270	697,034
TECHNIP SA	7,877	902,897
TELECITY GROUP PLC	116,787	1,492,106
TELENOR AS	192,851	3,893,281
TELSTRA CORP LTD	211,946	961,817
TEMENOS GROUP AG	28,815	504,062
TENCENT HOLDINGS LIMITED	56,700	1,821,516
TEVA PHARMACEUTICAL IND A	62,594	2,337,260
TMK OAO GDR REGS	—	5,102
TOYOTA MOTOR CORP	64,200	2,967,865
TRAKYA CAM SANAYII AS	178,238	243,785
TRANSURBAN GROUP STAPLED	283,276	1,837,079
TRICAN WELL SERVICE LTD	148,800	1,985,097
TRILOGY ENERGY CORP	28,113	823,719
TURKIYE GARANTI BANKASI A	113,399	588,623
ULTRA TECH (UBS) (CWT) 12	3,171	114,801
UNILEVER PLC ORD	62,829	2,414,800
VALE SA ADR	53,300	1,117,168
VANGUARD FTSE EMERGING MR	86,085	3,833,365
VEDANTA RESOURCES PLC	139,596	2,623,691
VIRGIN MEDIA INC	63,450	2,331,788
VISCOFAN SA	11,535	651,809
VOPAK (KON) NV	16,581	1,166,748
WANT WANT CHINA HLDGS LTD	679,547	936,357
WEICHAI POWER CO LTD H	33,000	146,461
WEIR GROUP PLC	43,987	1,342,633
WOODSIDE PETROLEUM LTD	51,490	1,811,557
WORLEYPARSONS LTD	63,597	1,542,748
XSTRATA PLC	179,187	3,082,541
Russell International Growth Account Total		534,376,199

Russell International Value Account
Derivative contracts – Futures
EURO STOXX 50 FUT MAR13 V	(197)	(1,943)
FTSE 100 IDX FUT MAR13 Z	65	(46,312)
HANG SENG INDEX FUT JAN13	4	2,181
MINI MSCI E M FUT MAR13 M	126	190,092
S&P 500 EMINI FUT MAR13 E	48	14,105
S&P/TSX 60 IX FUT MAR13 P	12	24,346
SPI 200 FUT MAR13 XPH3	10	4,637
TOPIX INDX FUT MAR13 TPH3	27	223,599
Forward Currency Contract

CURRENCY CONTRACT – AUD	1,554,574	(14,538)
CURRENCY CONTRACT – CAD	1,717,400	(13,051)
CURRENCY CONTRACT – EUR	424,902	(830)
CURRENCY CONTRACT – JPY	16,304,823	(1,170)
CURRENCY CONTRACT – KRW	38,179,409	217
CURRENCY CONTRACT – USD	(29,726,489)	(128,843)
Mutual Funds
SSBK GOVT STIF FUND	17,984,603	17,982,886
KINROSS GOLD CORP	38,200	371,304
Preferred stock
INTESA SANPAOLO SPA N/C R	105,449	148,513
PORSCHE AUTO HLDG NON-VTG	7,000	570,086
PROSIEBEN SAT.1 MEDIA AG	6,234	175,269
TELECOM ITALIA SPA RISP	635,186	500,952
VOLKSWAGEN AG PFD	3,205	728,270
Publicly-traded Common Stock
A P MOLLER – MAERSK A/S A	92	651,713
A P MOLLER – MAERSK S/A B	133	1,002,388
AAC TECH HLDGS INC	88,000	307,682
ABB LTD (REG) (SWIT)	131,152	2,688,569
ABERDEEN ASSET MGMT PLC	23,559	143,208
ACE LTD	10,025	799,995
ADECCO SA (UNITARY REGD)	12,742	669,246
ADVANCED INFO SVCS (LOC)	23,500	160,454
AEGON NV	308,724	1,957,224
AEGON NV (NY REGD)	81,013	521,724
AHOLD NV (KONINKLIJKE)	227,360	3,041,552
AISIN SEIKI CO LTD	11,400	350,547
AJINOMOTO CO INC	18,000	237,479
AKZO NOBEL NV	42,229	2,772,795
ALCATEL-LUCENT	123,177	163,075
ALLIANCE GLOBAL GROUP INC	1,735,900	708,565
ALPARGATAS SA (PN)	83,400	615,062
AMADA CO LTD	47,000	301,091
AMP LTD (POST RECON)	354,993	1,773,170
ANHEUSER BUSCH INBEV NV	10,600	919,799
ARCELIK AS	21,417	140,463
ASAHI GLASS CO LTD	35,000	258,152
ASTELLAS PHARMA INC	26,800	1,198,707
ASTRAZENECA PLC (UK)	14,391	680,167
ATOS	6,441	449,405
AUCKLAND INTL AIRPORT LTD	16,535	36,484
AUTOGRILL SPA	39,715	455,283
AVIVA PLC	258,996	1,569,308
AXA SA	110,428	1,945,889
BAE SYSTEMS PLC	636,267	3,482,144
BANCO ABC BRASIL SA PREF	54,200	373,775
BANCO BILBAO VIZ ARGENTAR	91,026	836,242
BANCO BRADES SA PFD SPON	—	270
BANCO COMERCIAL PORTUGUE	1,155,445	114,385

BANCO ESPIRITO SANTO (REG	240,558	284,184
BANCO POPULAR ESPANOL SA	590,652	456,864
BANCO SANTANDER BRASIL SA	53,332	395,955
BANCO SANTANDER SA (SPAIN	213,855	1,721,895
BANCO SANTDR SA UNIT	31,700	236,676
BANK POLSKA KASA OPIEKI	11,146	603,187
BANRO WT 03/31/17 144A	5,616	—
BARCLAYS BANK ADR	39,909	691,224
BARCLAYS PLC ORD	294,900	1,257,028
BARRICK GOLD CORP (USA)	25,600	896,256
BEBIDAS DAS AM(CIA) PFD S	13,053	554,401
BEBIDAS DAS AMERS (CIA) P	8,900	376,395
BEC WORLD PLC (LOC)	505,800	1,173,205
BEIJING ENTERPRISES HLDGS	43,500	283,421
BELGACOM SA	36,341	1,065,136
BHP BILLITON SPON ADR(AUS	9,900	776,556
BIM BIRLESIK MAGAZALAR AS	13,152	643,242
BNP PARIBAS (FRAN)	21,440	1,205,144
BOLIDEN AB (SWED)	11,260	211,412
BOLSA MEXICANA DE VALORES	253,000	637,868
BP PLC	675,893	4,664,110
BRIDGESTONE CORP	22,600	584,337
BRITISH SKY BROADCAST GRP	32,251	401,832
BURSA MALAYSIA BHD	270,600	550,403
CANON INC	105,700	4,160,409
CAP GEMINI SA	68,742	2,981,585
CARILLION PLC	163,725	843,103
CARLSBERG AS CL B	7,468	731,963
CARREFOUR SA (SUPERMARCHE	93,578	2,389,461
CASIO COMPUTER CO LTD	24,300	211,207
CCR SA	49,200	467,370
CEMIG NON-VTG PREF SPON A	—	1,002
CERVECERIAS UNIDAS SA CIA	37,542	591,968
CHAODA MODERN AGRIC(HLDGS	1,354,000	69,876
CHINA HONGXING SPORTS LTD	3,613,000	340,138
CHINA LIFE INS CO LTD H	147,000	479,831
CHINA MOBILE LIMITED	72,500	844,182
CHINATRUST FINL HLDG CO	768,000	453,164
CHIYODA CORP	25,000	354,360
CHROMA ATE INC	204,000	454,113
CIA HERING SA	8,300	170,216
CIELO SA	13,300	370,191
CITIZEN HOLDINGS CO LTD	27,300	142,432
CNOOC LTD	243,000	526,076
CNP ASSURANCES	20,296	310,895
CONTINENTAL AG	2,692	311,234
CP ALL PCL (LOC)	664,000	997,844
CREDIT AGRICOLE SA	163,220	1,310,751
CREDIT SUISSE GROUP AG	64,115	1,560,378
DAI ICHI LIFE INSURANCE C	1,119	1,548,659

DAI NIPPON PRINTING CO	60,300	468,424
DAIICHI SANKYO CO LTD	26,500	404,375
DAIMLER AG (GERW)	3,615	197,163
DANSKE BK AS	85,216	1,442,052
DCC PLC	30,675	1,004,139
DELPHI AUTOMOTIVE PLC	57,350	2,193,638
DELTA LLOYD NV	12,125	197,414
DENA CO LTD	800	26,243
DEUTSCHE BANK AG (GERW)	8,800	382,733
DEUTSCHE BOERSE AG	20,975	1,279,368
DEUTSCHE POST AG	12,075	264,577
DEUTSCHE TELEKOM AG (REGD	173,496	1,968,307
DMCI HOLDINGS INC	189,530	249,029
DNB ASA	71,429	904,791
DSV DE SAMMENSLUT VOGN	10,530	271,433
DURATEX SA	92,550	678,650
E.ON SE	34,575	643,029
EADS NV	25,425	990,012
ELETROBRAS (ON) SPON ADR	—	(24,670)
ENEL (ENTE NAZ ENERG ELET	293,050	1,213,814
ENI SPA	162,309	3,929,157
ENKA INSAAT VE SANAYI AS	236,546	702,763
ENN ENERGY HOLDINGS LTD	130,000	566,067
ERICSSON (LM) TELE C CL B	63,700	637,671
EVRAZ PLC	49,697	209,011
FIAT SPA	39,755	198,879
FMTC INR UNREALIZED G/L	1	—
FORMOSA INTL HOTELS CORP	37,000	495,837
FRANCE TELECOM SA	185,554	2,042,405
FRAPORT AG FRANKFURT AIRP	3,341	193,751
FRESNILLO PLC	22,191	665,810
FUJI HEAVY INDUSTRIES LTD	59,000	732,775
FUJIFILM HOLDINGS CORP	92,300	1,835,666
FUJITSU LTD	129,000	536,042
GALAXY ENT GROUP LTD	103,000	403,317
GAM HOLDING LTD	68,850	929,642
GAZPROM O A O SPON ADR	238,558	2,321,169
GAZPROM O A O SPON ADR (U	199,325	1,885,615
GENERALI SPA (ASSICURAZIO	44,447	806,096
GLAXOSMITHKLINE PLC	243,633	5,347,486
GLAXOSMITHKLINE PLC SPONS	18,729	831,476
GOLD FIELDS LTD	50,325	615,891
GRUPO AEROPORT PACIFIC SA	4,574	267,330
GRUPO AEROPORTUARIO SAB C	56,500	321,570
GRUPO FINANCIERO BANORTE	122,900	793,422
HACHIJUNI BANK LTD	62,000	308,443
HANA FINANCIAL GROUP INC	9,000	295,386
HEIDELBERGCEMENT AG (GERW	3,138	189,828
HENKEL AG & CO KGAA ORD	6,403	438,894
HENNES & MAURITZ AB B	4,113	141,988

HINO MOTORS LTD	26,000	231,985
HIROSE ELECTRIC CO LTD	3,800	451,342
HKT TR AND HKT LTD(STAPLE	452,000	441,454
HOCHTIEF AG	6,270	363,568
HOME RETAIL GROUP PLC	503,510	1,044,493
HON HAI PREC IND CO REGS	84,530	508,025
HON HAI PRECISION IND CO	484,290	1,481,279
HONDA MOTOR CO LTD	6,000	219,126
HOPEWELL HOLDINGS LTD	89,500	383,942
HSBC HLDGS PLC (UK REG)	173,700	1,825,338
HSBC HLDGS PLC SPON ADR	33,193	1,761,553
HUANENG POWER INTL INC H	788,000	728,947
HUTCHISON WHAMPOA LTD	94,000	981,131
HYPERMARCAS SA	24,600	199,684
HYUNDAI DEPT STORES CO	3,874	581,479
HYUNDAI MIPO DOCKYARD	4,811	583,486
IBERDROLA SA	469,363	2,598,952
IHH HEALTHCARE BHD	156,700	172,688
IMPALA PLATINUM HLDGS LTD	16,000	316,508
IMPERIAL HLDGS LTD (SOAF)	12,017	281,774
IMPERIAL TOBACCO GROUP PL	35,900	1,383,880
INDRA SISTEMAS SA	161,676	2,138,310
ING GROEP NV CVA	173,074	1,613,079
INTERCONTINENTAL HOTELS G	11,821	327,789
INTESA SANPAOLO SPA	1,464,292	2,512,630
INVESTOR AB SER B	8,515	222,592
IRISH BANK RESOLTN CRP LT	116,000	2
ISHARES S&P INDIA NIFTY 5	70,384	1,753,265
ISUZU MOTORS LTD	36,000	212,339
ITAUSA (INVEST ITAU) PFD	7,500	36,603
JAPAN AIRLINES CO LTD	8,600	367,288
JAPAN STEEL WORKS LTD	7,000	45,086
JAPAN TOBACCO INC	24,600	692,838
JOLLIBEE FOOD CORP	146,700	364,428
JSE LIMITED	53,615	494,883
JTEKT CORPORATION	20,300	190,734
KAO CORP	105,700	2,782,670
KASIKORNBANK PCL (FOR)	79,600	503,189
KBC GROUPE SA	27,800	959,564
KDDI CORP	23,600	1,658,960
KINNEVIK INVESTMENT AB B	7,279	151,890
KOC HLDG AS	17,858	92,696
KONICA MINOLTA HLDGS INC	20,500	145,761
KOREA GAS CORP	2,288	163,183
KOZA ALTIN ISLETMELERI AS	21,928	528,548
KRKA DD	—	7,779
KRUNG THAI BANK (FOR)	1,174,500	752,048
KT CORP SPON ADR	63,800	1,124,179
KYOCERA CORP	4,600	412,558
LAGARDERE SCA (REG)	27,725	925,320

LAND SECURITIES GROUP PLC	19,657	262,128
LLOYDS BANKING GROUP PLC	2,163,123	1,683,678
LUKOIL OIL CO SPONS ADR (	25,386	1,713,555
M DIAS BRANCO SA	9,200	355,416
MABUCHI MOTOR CO LTD	22,900	979,333
MAGNA INTERNATIONAL (USD)	12,000	600,240
MAKITA CORP	27,300	1,251,007
MARCOPOLO SA (PN)	104,000	666,159
METALURGICA GERDAU SA PN	54,100	605,074
MINTH GROUP LTD	508,000	583,972
MITSUBISHI CHEMICAL HLDGS	73,000	358,954
MITSUBISHI MATERIALS CORP	44,000	148,300
MITSUBISHI UFJ FINL GRP	186,300	991,335
MMI HOLDINGS LTD	166,891	436,446
MR PRICE GROUP LIMITED	19,788	326,785
MS&AD INSURANCE GRP HLDGS	86,900	1,710,215
MTR CORPORATION LTD	234,500	922,770
NAMPAK LTD	160,542	603,157
NATIONAL GRID PLC	143,535	1,664,253
NATIXIS	256,985	864,979
NATURA COSMETICOS SA	23,600	675,899
NCSOFT CORPORATION	2,230	316,792
NESTLE SA (REG)	13,000	847,100
NEWMONT MINING CORP	21,100	979,884
NHN CORP	2,159	461,858
NINTENDO CO LTD	4,200	444,555
NIPPON TELEGRAPH & TELEPH	20,100	842,188
NKSJ HOLDINGS INC	34,400	728,620
NOKIA CORP SPON ADR	95,899	378,801
NOKIA OYJ	99,163	382,985
NOMURA HOLDINGS INC	227,600	1,321,438
NORDEA BANK AB	186,041	1,776,546
NOVARTIS AG (REG)	92,461	5,807,560
NOVO-NORDISK AS CL B	1,191	193,116
NOVO-NORDISK AS CL B ADR	14,507	2,367,687
NSK LTD	59,000	414,740
NTT DOCOMO INC	563	805,818
OI SA SPON ADR	38,025	152,480
OLD MUTUAL PLC (UK)	206,921	598,989
ONO PHARMACEUTICAL CO LTD	5,600	285,058
ORIENT OVERSEAS INTL LTD	31,000	200,778
ORIX CORP	7,910	884,722
OTE (GREEK TELECOM) SA	23,932	161,104
OTSUKA HOLDINGS CO LTD	11,700	328,710
PAGESJAUNES GROUPE SA	75,694	186,836
PARKSON RETAIL GROUP LTD	509,500	410,842
PARTNERRE LTD	10,150	816,974
PERUSAHAAN GAS NEGARA PT	1,426,500	680,872
PHILIPS ELEC (KON) NV	83,655	2,196,814
POWER OF CANADA SUB VTG	9,548	243,619

PRUKSA REAL ESTATE PCL (F	963,100	663,881
PTT GLOBAL CHEMICAL PCL (	294,800	674,159
QBE INSURANCE GROUP LTD	141,529	1,601,982
RANDGOLD RESOURCES ADR	1,843	182,918
REED ELSEVIER NV	224,162	3,309,447
RENAISSANCERE HLDGS LTD	10,550	857,293
RESEARCH IN MOTION LTD	18,315	217,582
RESOLUTION LTD	130,387	524,223
ROCHE HLDGS GENUSSSCHEINE	6,600	1,327,721
ROHM CO LTD	15,200	491,081
ROYAL BANK OF SCOTLAND GR	330,456	1,741,946
ROYAL DUTCH SHELL PL CL A	144,421	4,952,559
ROYAL DUTCH SHELL PL CL B	28,712	1,014,446
RWE AG	61,886	2,551,884
SABESP(CIA SANEAM BASIC)S	4,740	396,122
SALZGITTER AG	6,860	356,988
SANKYO CO GUNMA (6417)	11,100	438,824
SANOFI	55,039	5,186,393
SCHNEIDER ELECTRIC SA	12,200	882,949
SCHRODERS PLC (NEW) ORD	11,770	322,359
SECOM CO LTD	15,800	790,593
SECURITY BANK CORP	143,140	543,834
SEGRO PLC	37,184	148,955
SEKISUI HOUSE LTD	77,000	837,237
SEMEN INDONESIA PERSERO T	246,000	404,576
SEVEN & I HLDGS UNSP ADR	282	15,891
SEVEN & I HOLDINGS CO LTD	91,300	2,568,224
SHIN-ETSU CHEMICAL CO LTD	45,800	2,764,864
SHIRE PLC	6,265	192,043
SHISEIDO CO LTD	45,000	632,135
SIAM CITY CEMENT (FOR)	26,400	362,235
SIEMENS AG (REGD)	28,300	3,070,547
SINGAPORE TECH ENGINEERIN	39,000	121,960
SINGAPORE TELECOM (SING)	436,000	1,202,119
SINO FOREST CORP	42,000	—
SJM HOLDINGS LIMITED	188,000	436,597
SKY CITY ENTERTAINMENT GR	76,786	239,863
SMC CORP	2,100	377,169
SMITH & NEPHEW PLC	118,100	1,303,604
SOCIETE GENE PARIS CL A	54,076	2,022,842
SOHO CHINA LTD	627,500	503,564
SONY CORP	63,400	701,070
SONY CORP ADR	14,664	164,237
SONY FIN HLDGS INC	21,400	380,401
ST GOBAIN CIE DE	62,033	2,638,188
STMICROELECTRONICS NV (NY	17,258	124,948
STMICROELECTRONICS NV(SIC	29,450	208,668
STORA ENSO AB R 1/10 VTG(	84,502	585,019
SUMITOMO CHEMICAL CO LTD	59,000	183,194
SUMITOMO ELECTRIC INDS	61,100	696,795

SUMITOMO MITSUI FINL GROU	64,200	2,308,340
SUMITOMO MITSUI TR HLDGS	119,000	413,447
SUN HUNG KAI PROPERTIES	9,000	134,927
SUN LIFE FINANCIAL INC	30,870	818,379
SUNCOR ENRGY INC	21,400	705,772
SURGUTNEFTEGAZ SPON ADR (	44,302	399,604
SVENSKA HANDELSBANKEN SER	29,751	1,063,197
SWEDBANK AB A	68,781	1,343,224
SWISS LIFE HLDGS AG (NEW)	12,338	1,637,603
SWISS RE LTD	6,585	474,445
SYNTHOS SA	90,907	158,896
T&D HOLDINGS INC	51,700	621,224
TAIWAN SEMIC MFG CO SP AD	62,960	1,080,394
TAIWAN SEMICONDUCT MFG CO	510,000	1,702,047
TAKEDA PHARMACEUTICAL CO	55,400	2,465,135
TAMBANG BATUBARA BUKIT AS	358,500	561,697
TAV HAVALIMANLARI HLDGS A	95,707	489,278
TDK CORP	6,600	236,925
TE CONNECTIVITY LTD	44,625	1,656,480
TELECOM ITALIA SPA	1,313,064	1,183,761
TELECOM ITALIA SPA ADR	30,695	277,790
TELEFONICA SA	153,762	2,068,144
TELEKOM INDO SER B SPON A	16,504	609,823
TELSTRA CORP LTD	8,592	38,991
TELSTRA CORP LTD SPON ADR	12,034	273,774
TESCO PLC	702,702	3,835,454
TEVA PHARMACEUTICAL IND A	56,300	2,102,242
THE FOSCHINI GROUP LTD	48,930	825,995
THK CO LTD	83,900	1,487,510
TIGER BRANDS LTD	7,249	278,117
TOKIO MARINE HOLDINGS INC	89,400	2,459,055
TOKYO ELECTRON LTD	31,100	1,412,576
TOTAL SA (FRAN)	90,248	4,646,982
TOYOTA INDUSTRIES CORP	14,800	466,541
TOYOTA MOTOR CORP	107,900	4,988,048
TOYOTA TSUSHO CORP	46,200	1,127,337
TRANSOCEAN LTD	9,113	406,895
TRANSOCEAN LTD (SWISS)	6,874	303,173
TRAVIS PERKINS PLC	132,750	2,346,226
TSINGTAO BREWERY CO LTD H	40,000	236,103
TUI TRAVEL PLC	205,938	945,064
TURK SISE VE CAM FABRIKAL	328,142	542,627
TURKIYE HALK BANKASI	84,881	832,656
UBS AG (REGD)	112,475	1,754,790
UMICORE SA	3,284	180,714
UNIBAIL-RODAMCO	537	128,969
UNICREDIT SPA	393,851	1,926,615
UNILEVER NV CVA (BEARER)	17,550	667,966
UNILEVER PLC ORD	70,501	2,709,670
UNITED OVERSEAS BANK (LOC	106,385	1,725,256

USIMINAS PN (PFD REG) A S	152,800	955,233
VALE S.A.	3,100	64,014
VALE S.A. PFD A	19,400	387,242
VODAFONE GROUP PLC	1,470,727	3,772,084
VODAFONE GROUP PLC SPON A	—	4,185
VOESTALPINE AG	12,195	445,237
VOLKSWAGEN AG	9,957	2,138,981
VOLKSWAGEN AG SPONS ADR	3,980	173,011
WHITBREAD PLC	3,007	120,482
WOLTERS KLUWER NV	55,035	1,124,157
WPP PLC	150,125	2,165,571
YAMAHA MOTOR CO LTD	26,300	289,608
ZURICH INSURANCE GROUP AG	9,872	2,627,065
Russell International Value Account Total		345,331,692

Russell Small/Mid Cap Value Account
Mutual Funds

SSBK GOVT STIF FUND	9,088,514	9,087,614
S&P MID 400 EMINI MAR13 F	75	100,824
Publicly-traded Common Stock
AARONS INC A	4,670	132,068
ABM INDUSTRIES INC	7,100	141,645
ACI WORLDWIDE INC	49,477	2,161,650
ADVANCED ENERGY INDU INC	11,700	161,577
AFFILIATED MANAGERS GRP	18,591	2,419,619
AFFYMETRIX INC	94,230	298,709
AG MORTGAGE INVESTMENT TR	30,400	738,112
AGCO CORP	35,420	1,739,830
AGREE REALTY CORP	3,000	81,570
AIRCASTLE LTD	35,900	450,186
AKAMAI TECHNOLOGIES INC	20,068	820,982
ALAMO GROUP INC	1,600	52,224
ALASKA AIR GROUP INC	18,580	800,612
ALBANY INTL CORP CL A	9,600	217,728
ALBEMARLE CORP	22,765	1,418,715
ALEXANDER & BALDWIN INC	33,905	995,790
ALEXANDRIA REAL ES EQ REI	10,990	767,981
ALLEGHENY TECH INC	20,000	607,200
ALLEGIANT TRAVEL CO	7,800	572,598
ALLIANT TECHSYSTEMS INC	16,800	1,040,928
ALLIED WRLD ASSURNCE HLDG	4,380	345,144
ALON USA ENERGY INC	13,700	247,833
ALTRA HOLDINGS INC	3,700	81,585
AMERICAN RAILCAR INDS INC	7,800	247,494
AMERICAN SAFETY INS GRP	4,330	81,924
AMERICAN STATES WATER CO	1,000	47,980
AMERICAN SUPERCONDUCTOR	12,900	33,798

AMERICAN WOODMARK	2,300	63,986
AMERICAS CAR MART INC	34,250	1,387,810
AMERIPRISE FINANCIAL INC	15,834	991,683
AMN HEALTHCARE SVCS INC	11,800	136,290
ANADIGICS INC	16,200	40,824
ANDERSONS INC	36,885	1,588,268
APOLLO RESID MORTG INC	21,830	463,669
APPLIED MICRO CIRCUITS CO	45,809	384,796
ARES CAPITAL CORP	215,008	3,762,640
ARGAN INC	8,900	160,200
ARGO GROUP INTL	14,810	497,468
ARLINGTON ASSET INVT CORP	4,000	83,080
ARRIS GROUP INC	39,500	590,130
ARTIO GLOBAL INVESTO CL A	7,100	13,490
ASCENT CAPITAL GROUP INC	2,600	161,044
ASPEN INSURANCE HLDGS LTD	77,120	2,474,010
ASSOCIATED BANC CORP	43,400	569,408
ASSURANT INC	24,170	838,699
ASTEC INDUSTRIES INC	29,004	966,703
ASTEX PHARMACEUTICALS INC	41,900	121,929
ASTORIA FINANCIAL CORP	19,200	179,712
ATLAS AIR WORLD	89,028	3,944,831
ATWOOD OCEANICS INC	32,450	1,485,886
AURICO GOLD INC	178,850	1,462,993
AUTOLIV INC	9,450	636,836
AVERY DENNISON CORP	19,200	670,464
AVIAT NETWORKS INC	13,155	43,280
AVID TECHNOLOGY INC	12,600	95,508
AVNET INC	35,400	1,083,594
AXCELIS TECHNOLOGIES INC	63,000	87,570
BANCFIRST CORP	100	4,236
BANK OF THE OZARKS INC	44,550	1,491,089
BEBE STORES INC	6,700	26,733
BENCHMARK ELECTRONICS INC	24,300	403,866
BIG 5 SPORTING GOODS CORP	9,500	124,450
BIOMED REALTY TRUST INC	95,282	1,864,192
BLACK BOX CORPORATION	2,800	68,328
BLACK HILLS CORP	7,600	276,184
BOK FINANCIAL COMMON NEW	900	49,014
BOSTON PRIVATE FINL HLDG	97,282	876,511
BRISTOW GROUP INC	7,850	421,231
BROADRIDGE FINANCIAL SOL	46,940	1,082,436
BROCADE COMM SYS	136,300	726,479
BROWN SHOE CO INC	27,400	503,338
C T S CORP	2,200	23,463
CABLEVISION SYS NY GRP A	16,500	246,510
CABOT CORP	35,848	1,426,392
CAI INTERNATIONAL INC	1,200	26,340
CAL DIVE INTL INC	636,590	1,101,301
CALLAWAY GOLF CO	238,482	1,550,133

CAMBREX CORP	600	6,828
CAMDEN PROPERTY TR – REIT	—	1,792
CAPITALSOURCE INC	323,648	2,453,252
CAPLEASE INC	22,500	127,013
CARDINAL FINL CORP	4,100	66,707
CASH AMERICA INTL INC	76,717	3,043,363
CATO CORP CL A	12,050	330,532
CBEYOND INC	5,100	46,104
CDI CORP	2,900	49,677
CEDAR REALTY TRUST INC	16,900	89,232
CENTRAL EURO DIST (USA)	25,200	54,684
CENTRAL GARDEN & PET CL A	3,500	36,575
CHEMED CORP	14,650	1,004,844
CHEMTURA CORP NEW	44,400	943,944
CHESAPEAKE LODGING TRUST	19,550	412,505
CHESAPEAKE UTILITIES CORP	1,200	54,918
CIENA CORP	40,800	640,560
CIMAREX ENERGY CO	900	51,957
CINEMARK HOLDINGS INC	79,100	2,055,018
CIRCOR INTERNATIONAL INC	32,950	1,304,491
CITI TRENDS INC	9,100	125,216
CITIZENS & NORTHERN CORP	2,840	53,676
CITY NATIONAL CORP	7,220	357,534
CLECO CORP	16,570	662,966
CLOUD PEAK ENERGY INC	67,100	1,297,043
COLONY FINANCIAL INC	20,500	407,950
COLUMBIA BANKING SYS INC	11,000	197,340
COLUMBUS MCKINNON CORP NY	4,370	72,192
COMERICA INC	77,086	2,350,352
COMFORT SYSTEMS USA INC	4,050	49,248
COMMERCE BANCSHARES INC	3,370	118,152
COMMERCIAL METALS CO	46,500	690,990
COMMONWEALTH REIT	10,500	166,320
COMMUNITY HEALTH SYS NEW	3,100	95,294
COMTECH TELECOM NEW	7,500	190,350
CON WAY INC	25,990	723,042
CONCHO RESOURCES INC	16,595	1,336,893
CONMED CORP	64,377	1,808,994
CONN WATER SVC IND	3,440	102,443
CONSOLIDATED GRAPHICS INC	1,000	34,920
CONVERGYS CORP	157,004	2,584,136
CORE-MARK HOLDING CO INC	5,750	272,263
COURIER CORP	1,400	15,400
CRANE CO	48,340	2,237,175
CREE INC	40,632	1,380,675
CSG SYSTEMS INTL INC	24,310	441,956
CSS INDUSTRIES INC	2,000	43,780
CURTISS WRIGHT CORPORATIO	23,100	758,373
CYNOSURE INC CL A	4,310	103,914
CYS INVESTMENTS INC	218,774	2,583,721

CYTEC INDUSTRIES INC	8,360	575,419
DARLING INTL INC	60,600	972,024
DAWSON GEOPHYSICAL CO	1,578	41,628
DEAN FOODS CO	53,890	889,724
DELEK US HOLDINGS INC	31,120	787,958
DESTINATION MATERNITY INC	1,900	40,964
DIAMOND FOODS INC	2,800	38,276
DIAMONDROCK HOSPITALITY C	149,267	1,355,344
DIGI INTERNATIONAL INC	4,900	46,403
DIGITAL GENERATION INC	76,450	830,247
DIGITAL RIVER INC	32,800	471,992
DINEEQUITY INC	17,890	1,198,630
DOLAN CO THE	5,000	19,450
DONNELLEY R R & SONS CO	52,600	473,400
DSP GROUP	12,400	71,424
DUFF & PHELPS CORP CL A	56,795	887,138
DYCOM INDUSTRIES INC	61,300	1,213,740
EAGLE BANCORP INC MD	1,766	35,267
EBIX INC	34,400	552,808
ECHELON CORP	200	490
EINSTEIN NOAH RESTAURANT	2,700	33,305
EL PASO ELECTRIC CO	22,600	721,166
ELECTRO RENT CORP	3,000	46,140
ELECTRO SCIENTIFIC INDS	95,154	946,782
ELECTRONIC ARTS INC	8,000	116,240
ELECTRONICS FOR IMAGING	17,700	336,123
ELLIS (PERRY) INTL INC	3,500	69,650
EMCOR GROUP INC	26,970	933,432
EMERGENT BIOSOL	12,500	200,500
EMULEX CORP	71,680	523,264
ENCORE CAP GROUP INC	19,500	597,090
ENDO HEALTH SOLUTIONS INC	27,250	715,858
ENDURANCE SPECIALTY HLDGS	61,100	2,425,059
ENERGEN CORP	14,900	671,841
ENERGIZER HOLDINGS INC	10,300	823,794
ENERGYSOLUTIONS INC	84,893	264,866
ENERNOC INC	5,410	63,568
ENERSYS INC	31,350	1,179,701
ENTROPIC COMM INC	210,750	1,114,868
EPL OIL & GAS INC	18,150	409,283
EPR PROPERTIES	43,925	2,058,326
EQUIFAX INC	35,802	1,937,604
EXTRA SPACE STORAGE INC	23,730	863,535
EZCORP INC CL A NON VTG	96,250	1,911,525
FIFTH STREET FINANCE CORP	108,000	1,125,360
FIRST AMERICAN FIN CORP	33,400	804,606
FIRST COMMUNITY BANCSHARE	1,500	23,955
FIRST FIN HLDGS INC	4,003	52,359
FIRST FINANCIAL BANCORP	68,900	1,026,610
FIRST INTST BANCSYST CL A	5,120	79,002

FIRST OF LONG ISLAND CORP	1,490	42,197
FIRST REPUBLIC BANK	26,900	881,782
FIRST SOLAR INC	16,000	494,080
FISHER COMMUNICATIONS INC	2,900	78,271
FIVE STAR QUALITY CARE	9,700	48,597
FLOW INTL CORP	20,220	70,770
FMC CORP NEW	44,274	2,596,891
FORESTAR GROUP INC	45,313	785,274
FORMFACTOR INC	28,100	128,136
FRANKLIN STREET PPTYS	115,277	1,419,060
FREIGHTCAR AMERICA INC	2,786	62,462
FRESH DEL MONTE PRODUCE	27,760	731,476
FUEL SYS SOLUTIONS INC	89,898	1,321,501
FULTON FINANCIAL CORP	57,470	552,287
GAMESTOP CORP CL A	34,100	855,569
GERON CORP	37,200	52,452
GLOBAL PAYMENTS INC	34,003	1,540,336
GRACE W R & CO	17,193	1,155,885
GRAFTECH INTL LTD	194,629	1,827,566
GRANITE CONSTRUCTION INC	65,747	2,218,961
GREAT SOUTHERN BANCORP	2,500	63,625
GREATBATCH INC	6,600	153,384
GREEN DOT CORP CLASS-A	59,650	727,730
GREEN PLAINS RNWABLE ENRG	10,900	86,219
GRIFFON CORP	8,800	100,848
GUESS INC	41,500	1,018,410
GULFMARK OFFSHORE CLASS A	1,890	65,111
H&E EQUIPMENT SVCS INC	10,900	164,263
HANMI FIN CORPORATION	900	12,231
HANOVER INSURANCE GROUP	11,500	445,510
HARMAN INTL IND INC NEW	22,700	1,013,328
HARMONIC INC	39,400	199,758
HARRIS CORP	19,383	948,992
HARSCO CORP	37,300	876,550
HARTE-HANKS INC	21,100	124,490
HAWAIIAN HLDGS INC	66,990	440,124
HCC INSURANCE HLDGS INC	23,700	885,788
HEALTH NET INC	13,800	335,340
HEALTHWAYS INC	9,500	101,650
HECLA MINING CO	182,125	1,061,789
HEIDRICK & STRUGGLES INTL	7,600	115,976
HENRY SCHEIN INC	4,970	399,886
HERITAGE FIN CORP WASH	4,260	62,579
HILL-ROM HOLDINGS INC	22,700	646,950
HOME LOAN SERVICING SOLN	35,700	679,014
HOMEOWNERS CHOICE INC	6,900	143,451
HOMESTREET INC	6,814	174,098
HORACE MANN EDUCATORS	12,600	251,496
HORNBECK OFFSHORE SVCS	5,800	199,172
HORSEHEAD HOLDING CORP	17,300	176,633

HOSPITALITY PROPERTY TR R	82,272	1,926,810
HUBBELL INC CL B	7,400	626,262
HUNTINGTON INC W/I	19,400	840,796
IAC/INTERACTIVECORP	55,964	2,647,097
IAMGOLD CORP	101,558	1,177,565
IBERIABANK CORP	33,800	1,671,748
INCONTACT INC	8,300	42,994
INGLES MARKETS INC – CL A	500	8,630
INTEGRATED SILICON SOLUTN	8,700	78,300
INTERACTIVE BROKERS GROUP	5,400	73,872
INTERDIGITAL INC	98,622	4,053,364
INTERNATIONAL GAME TECH	61,200	867,204
INTERNATIONAL RECTIFIER	82,114	1,455,881
INTEVAC INC	3,020	13,801
INVESTMENT TECH GROUP INC	12,100	108,900
ITRON INC	24,200	1,078,110
IXYS CORP DEL	2,700	24,678
J2 GLOBAL INC	86,547	2,646,607
JACK IN THE BOX INC	12,900	368,940
KADANT INC	4,604	122,052
KAISER ALUM CORP	2,900	178,901
KAMAN CORP	25,737	951,240
KAR AUCTION SERVICES INC	136,833	2,769,500
KBR INC	26,900	804,848
KBW INC	55,968	856,310
KELLY SERVICES INC CL A	7,164	112,761
KENNAMETAL INC	24,317	972,680
KEY ENERGY SERVICES INC	100,850	700,908
KEYCORP	176,721	1,487,991
KIMBALL INTL INC CL B	10,900	126,949
KINDRED HEALTHCARE INC	7,900	85,478
KIRBY CORP	7,500	464,175
KIRKLANDS INC	2,800	29,652
KITE REALTY GROUP TRUST	15,500	86,645
KULICKE & SOFFA INDU INC	106,300	1,274,537
LANDEC CORP	13,390	127,071
LAREDO PETROLEUM INC	14,000	254,240
LASALLE HOTEL PPTYS REIT	46,350	1,186,097
LAYNE CHRISTENSEN CO	44,067	1,069,506
LEAR CORP NEW	30,800	1,442,672
LEGG MASON INC	23,800	612,136
LEXMARK INTL INC CL A	36,700	851,073
LIBERTY PROPERTY TR – REI	22,850	828,198
LIN TV CORP CL A	9,400	70,782
LORAL SPACE & COMMUNIC	52,421	2,865,332
LPL FIN HLDGS INC	20,100	566,016
LSB INDUSTRIES INC	2,300	81,466
LTX CREDENCE CORP	20,940	137,366
MADISON SQUARE GARDEN CO	16,400	727,340
MAGELLAN HLTH SVCS INC	5,000	245,000

MAIDEN HLDGS LTD	32,080	294,815
MAINSOURCE FINACIAL GROUP	7,720	97,812
MARRIOTT VACATIONS WORLD	3,400	141,678
MARVELL TECH GROUP LTD	333,088	2,418,219
MATERION CORP	55,350	1,426,923
MATRIX SERVICE CO	5,000	57,500
MB FINANCIAL INC	4,800	94,800
MCDERMOTT INTL INC	22,900	252,358
MEDICAL PPTY TR INC	205,346	2,497,007
MENS WEARHOUSE INC	38,220	1,190,935
MENTOR GRAPHICS CORP	30,500	519,110
MERCURY SYSTEMS INC	123,345	1,134,774
MERITOR INC	7,600	35,948
METALS USA HOLDINGS CORP	18,400	321,816
METHANEX CORP (USD)	38,300	1,220,621
METHODE ELECTRONICS INC	4,000	40,120
MINDSPEED TECH INC	36,810	172,271
MISSION WEST PPTYS INC MD	1,900	17,309
MKS INSTRUMENTS INC	5,100	131,478
MODINE MANUFACTURING CO	2,800	22,764
MOLEX INC	35,880	980,600
MOLINA HEALTHCARE INC	26,900	727,914
MOOG INC CL A	28,800	1,181,664
MUELLER INDUSTRIES INC	400	20,012
MYR GROUP INC/DELAWARE	10,600	235,850
NABORS INDUSTRIES LTD	80,688	1,165,942
NASH-FINCH CO	8,530	181,518
NATURAL GAS SVCS GROUP	5,325	87,437
NATUS MEDICAL INC	4,800	53,664
NAVIGANT CONSULTING INC	9,600	107,136
NAVIGATORS GROUP INC	2,400	122,568
NELNET INC CL A	95,000	2,830,050
NEW YORK & CO INC	4,000	15,240
NEWFIELD EXPLORATION CO	34,100	913,198
NEWPARK RESOURCES INC	178,050	1,397,693
NEXSTAR BROADCASTING GRP	3,100	32,829
NORTHWESTERN CORP	10,600	368,138
NV ENERGY INC	44,220	802,151
NVIDIA CORP	80,126	984,749
OASIS PETROLEUM INC	42,804	1,361,167
OCWEN FINANCIAL CORP	20,000	691,800
OIL STATES INTL INC	22,200	1,588,188
OLD NATIONAL BANCORP (IND	6,900	81,903
OLD REPUBLIC INTL CORP	47,700	508,005
OLIN CORP	34,000	734,060
OM GROUP INC	55,752	1,237,694
OMNICELL INC	11,084	164,819
OMNIVISION TECH INC	128,850	1,814,208
ON SEMICONDUCTOR CORP	78,600	554,130
ONE LIBERTY PROPERTIES	3,180	65,635

OPLINK COMMUNICATIONS INC	4,800	74,784
ORBITAL SCIENCES CORP	45,040	620,201
ORION MARINE GROUP INC	600	4,386
ORTHOFIX INTL NV (NASDQ)	7,000	275,310
OWENS ILLINOIS INC	17,300	367,971
PACER INTERNATIONAL INC	12,500	48,750
PACWEST BANCORP	12,900	319,662
PANTRY INC	11,200	135,856
PARK OHIO HLDGS CORP	800	17,048
PARKER DRILLING CO	31,700	145,820
PATTERSON-UTI ENERGY INC	161,301	3,005,038
PDL BIOPHARMA INC	5,200	36,660
PENN VIRGINIA CORP.	73,700	325,017
PEOPLES BANCORP INC	1,420	29,011
PHH CORP	17,500	398,125
PIEDMONT OFFC REALTY TR A	33,800	610,090
PINNACLE ENTERTAINMENT	24,400	386,252
PINNACLE FINL PARTNERS	7,400	139,416
PINNACLE WEST CAPITAL	16,400	836,072
PIONEER ENERGY SVCS CORP	44,100	320,166
PIPER JAFFRAY COS	48,994	1,574,177
PLEXUS CORP	10,940	282,252
PNM RESOURCES INC	22,890	469,474
POLYCOM INC	120,211	1,257,407
POST PROPERTIES – REIT	19,330	970,366
POWELL INDUSTRIES INC	1,755	72,885
PRECISION DRILLING CORP	103,100	853,668
PRIMORIS SVCS CORP	15,500	233,120
PROASSURANCE CORPORATION	20,300	856,457
PROTECTIVE LIFE CORP	31,820	909,416
PROVIDENT FIN SVCS INC	10,300	153,676
PVH CORP	7,500	832,575
QUANTA SVCS INC	46,176	1,260,143
RAYMOND JAMES FIN INC.	52,127	2,015,751
REALNETWORKS INC	14,169	107,118
RENASANT CORP	2,900	55,506
REPUBLIC AIRWAYS HLDGS	7,800	44,304
REVLON INC CL A	1,700	24,650
RITE AID CORP	230,600	313,616
RLJ LODGING TRUST	28,800	563,760
ROCKWOOD HOLDINGS INC	18,380	909,075
ROSETTA STONE INC	8,400	103,656
ROWAN COMPANIES PLC	40,927	1,279,787
RPM INTERNATIONAL INC	1,100	32,296
RPX CORP	15,300	138,312
RTI BIOLOGICS INC	37,800	161,406
RTI INTL METALS INC	39,480	1,088,069
RUBY TUESDAY INC	189,068	1,486,074
RUDOLPH TECHNOLOGIES INC	1,231	16,557
S & T BANCORP	900	16,263

SAIA INC	12,810	296,167
SANDY SPRING BANCORP INC	6,630	128,755
SANMINA CORP	22,100	244,647
SCHWEITZER-MAUDUIT INTL	9,190	358,686
SCRIPPS (EW) CO CL A	8,800	95,128
SHOE CARNIVAL	2,200	45,078
SHORETEL INC	5,500	23,320
SIGMA DESIGNS INC	9,800	50,470
SILGAN HOLDINGS INC	70,461	2,930,473
SILICON GRAPHICS INTL	32,000	327,360
SILICON IMAGE INC	88,130	437,125
SIX FLAGS ENTERTAINMENT	50,222	3,073,586
SKECHERS USA INC CL A	60,956	1,127,686
SKYWEST INC	36,100	449,806
SKYWORKS SOLUTIONS INC	110,567	2,244,510
SM ENERGY CO	2,800	146,188
SMITH (AO) CORP	14,100	889,287
SMITH MICRO SOFTWARE INC	1,900	2,869
SMITHFIELD FOODS INC	25,600	552,192
SMUCKER (J.M.) CO	16,633	1,434,430
SONUS NETWORKS INC	98,400	167,280
SOUTHWEST AIRLINES CO	138,604	1,420,691
SOVRAN SELF STORAGE REIT	3,500	217,350
SPANSION INC CL A	26,870	373,762
SPARTAN STORES INC	5,200	79,872
SPIRIT AIRLINES INC	106,500	1,887,180
SPX CORP	6,800	477,020
STAGE STORES INC	27,700	686,406
STANCORP FINL GROUP INC	14,950	548,217
STANDARD MOTOR PRODUCTS	11,000	244,420
STARWOOD PROPERTY TR INC	109,115	2,564,203
STATE BANK FINANCIAL CORP	59,060	937,873
STEEL DYNAMICS INC	61,050	844,322
STEIN MART INC	1,500	11,310
STELLARONE CORP	72,704	1,028,035
STERLING BANCORP	1,300	11,843
STEWART INFORMATION SVCS	10,600	275,600
STONE ENERGY CORP	8,700	178,524
STONERIDGE INC	1,100	5,632
SUNPOWER CORP	87,200	490,064
SUPERIOR ENERGY SVCS INC	94,115	1,950,063
SURMODICS INC	2,200	49,192
SVB FINL GROUP	14,530	813,244
SYCAMORE NETWORKS INC	20,600	46,144
SYKES ENTERPRISES INC	10,200	155,244
SYMETRA FINANCIAL CORP	13,300	172,634
SYNAPTICS INC	40,850	1,224,275
SYNNEX CORP	28,200	969,516
TARGACEPT INC	15,300	67,014
TELECOMMUNICATION SYST A	17,100	42,237

TELEDYNE TECHNOLOGIES INC	42,022	2,734,372
TELEFLEX INC	17,006	1,212,698
TELENAV INC	4,000	31,920
TELEPHONE & DATA SYS INC	37,300	825,822
TELLABS INC	231,310	527,387
TERRITORIAL BANCORP INC	2,566	58,633
TESCO CORP	8,400	95,676
TESORO CORP	28,260	1,244,853
TETRA TECHNOLOGIES INC	141,621	1,074,903
TEXAS CAPITAL BANCSHARES	14,415	646,080
TIDEWATER INC	16,600	741,688
TITAN MACHINERY INC	15,850	391,495
TIVO INC	28,600	352,352
TMS INTL CORPORATION	5,300	66,356
TOLL BROTHERS INC	21,000	678,930
TRICO BANCSHARES	2,500	41,875
TRIPLE-S MANAGEMENT CL B	1,300	24,011
TRIUMPH GROUP INC	22,400	1,462,720
TRUEBLUE INC	13,710	215,933
TRW AUTOMOTIVE HLDGS CORP	20,450	1,096,325
TTM TECHNOLOGIES INC	17,900	164,680
TUTOR PERINI CORP	13,200	180,840
TYSON FOODS INC CL A	3,800	73,720
UIL HLDG CORP	—	4,147
UNION FIRST MARKET BANKSH	1,000	15,770
UNIT CORP	29,648	1,335,642
UNITED FIRE GROUP INC	5,200	113,568
UNITED ONLINE INC	59,100	330,369
UNITED STATES CELLULAR	700	24,668
UNITED STATES STEEL CORP	39,100	933,317
UNIVERSAL AMERICAN NEW	11,300	97,067
UNIVERSAL FOREST PRODUCTS	29,705	1,129,978
URS CORP NEW	25,390	1,001,889
URSTADT BIDDLE PPTYS CL A	2,400	47,232
US SILICA HOLDINGS INC	55,050	920,987
UTI WORLDWIDE INC	8,800	117,920
VALUECLICK INC	127,201	2,468,971
VANGUARD HEALTH SYS INC	500	6,125
VANTAGE DRILLING CO	88,400	161,772
VCA ANTECH INC	33,800	711,490
VIEWPOINT FINANCIAL GROUP	45,620	955,283
VIRGIN MEDIA INC	60,838	2,235,797
VISHAY INTERTECHNOLOGY	214,432	2,279,412
VONAGE HOLDINGS CORP	10,400	24,648
VOXX INTERNATIONAL CORP	2,000	13,460
WASHINGTON FEDERAL INC	49,731	838,962
WASHINGTON POST CO CL B	1,800	657,378
WEBSTER FINANCIAL	21,350	438,743
WELLCARE HEALTH PLANS INC	6,200	301,878
WESTERN REFINING INC	16,500	465,135

WET SEAL INC CL A	74,500	205,620
WHITE MOUNTAINS INS GROUP	960	494,400
WILLIAMS CLAYTON ENERGY	4,100	164,000
WILSHIRE BANCORP INC	30,532	179,223
WMS INDUSTRIES INC	46,950	821,625
WORLD FUEL SERVICES CORP	58,557	2,412,988
WPX ENERGY INC	39,200	583,296
WSFS FINANCIAL CORP	1,800	76,050
XENOPORT INC	19,800	153,846
Russell Small/Mid Cap Value Account Total		328,863,944

Investments held by trustee		8,617,988,116

Participant Loans* Interest at 4.25% – 9.44%, maturing through February 2028		89,891,912
Total Investments		8,707,880,028

*	Party-in-interest
**	Information not presented because investments are participant directed